

03001775

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 21497

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2002__ AND ENDING __December 31, 2002__
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hamilton, Johnston & Co., Inc.
A/K/A Hamilton & Company

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

600 College Rd. East
                                    (No. and Street)

Princeton   NJ   08540
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James N. Federico, Jr.   (609) 452-0300
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Margolin, Winer & Evens, LLP
                        (Name – if individual, state last, first, middle name)

400 Garden City Plaza   Garden City   NY   11530
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
FEB 27 2003
WASH. D.C.
187
SECTION

PROCESSED

MAR 1 1 2003

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___James R. Hamilton_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Hamilton, Johnston & Co., Inc._____, as of ___December 31_____, 20 _02___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

President

Title

Notary Public of New Jersey
My Commission expires
February 21, 2008

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HAMILTON, JOHNSTON & CO., INC.
A/K/A HAMILTON & COMPANY

FINANCIAL STATEMENTS
Year Ended December 31, 2002



Margolin, Winer & Evens LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

Report of Independent Accountants

Board of Directors
Hamilton, Johnston & Co., Inc.
a/k/a Hamilton & Company

We have audited the accompanying statement of financial condition of Hamilton, Johnston & Co., Inc. a/k/a Hamilton & Company, as of December 31, 2002 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hamilton, Johnston & Co., Inc. a/k/a Hamilton & Company, at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Margolin, Winer + Evens LLP

Garden City, New York
January 29, 2003

Headquarters
400 Garden City Plaza, Garden City, NY 11530-3317   Tel: 516 747-2000   Fax: 516 747-6707   Email: mwe@mwellp.com

New York Office
1211 Avenue of the Americas, New York, NY 10036-8701   Tel: 212 284-1000   Fax: 212 284-1005   Email: mwe@mwellp.com

American Institute of Certified Public Accountants; SEC Practice Section and Private Companies Practice Section; CPA Associates International, Inc. with Offices in Principal U.S. and International Cities

HAMILTON, JOHNSTON & CO., INC.
A/K/A HAMILTON & COMPANY

STATEMENT OF FINANCIAL CONDITION

December 31,	2002

ASSETS

Current Assets:

Cash and money market funds	$ 454,129
Receivable from broker/dealers	28,773
Receivable from clients	261,119
Total Current Assets	**744,021**

Property and Equipment:

Equipment, furniture and fixtures	746,127
Less: accumulated depreciation	695,775
Net Property and Equipment	**50,352**

Other Assets:

Deferred tax asset (Note 2)	26,018
Other assets	300
Total Other Assets	**26,318**
Total Assets	**$ 820,691**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:

Accounts payable and accrued expenses (Note 4)	$ 246,498
Commitments (Note 3)	-

Stockholders' Equity:

Common stock, no par value; authorized 1,000 shares; issued and outstanding - 937.50 shares	401,150
Contributed surplus	52,492
Retained earnings	120,551
Total Stockholders' Equity	**574,193**
Total Liabilities and Stockholders' Equity	**$ 820,691**

The accompanying notes are an integral part of this statement.

HAMILTON, JOHNSTON & CO., INC.
A/K/A HAMILTON & COMPANY

NOTES TO FINANCIAL STATEMENTS

1. Organization, Nature of Business and Summary of Significant Accounting Policies

Organization and nature of business - The Company is a New Jersey corporation and was organized in 1977. The Company provides consulting services on investment planning, organization and supervision to select individuals, endowments, foundations and corporations. The Company has agreed to use BNY Clearing Services, LLC and Broadcort Correspondent Clearing, Division of Merrill Lynch, Pierce, Fenner & Smith, Inc. (formerly Broadcort Capital Corp.) as their exclusive clearing brokers on a fully disclosed basis.

Receivable from clients - Receivable from clients is reported in the statement of financial condition at its outstanding principal balance. Management has reviewed outstanding receivables, historical collection information and existing economic conditions and believes receivables are substantially collectible; therefore, no allowance for doubtful accounts is provided at December 31, 2002. During the year ended December 31, 2002, bad debt expense of $28,000 was charged to income and is included in other operating expenses.

Property and equipment - Equipment, furniture and fixtures are recorded at cost. Depreciation is provided principally in accordance with the Modified Accelerated Cost Recovery System (MACRS) and Accelerated Cost Recovery System (ACRS) as provided by the Economic Recovery Tax Act of 1981 and the Tax Reform Act of 1986 which approximates depreciation based on the estimated useful lives of the assets.

Maintenance and repairs are charged to operations as incurred and renewals and improvements are capitalized. When property and equipment are sold or retired, the cost thereof and the related accumulated depreciation are eliminated from the respective property accounts and resulting gains or losses are taken into operations.

Commissions - The Company recognizes commissions and related costs arising from security transactions on a settlement date basis. Recording commissions and related costs on a trade date basis would not result in a material difference.

Fees - Fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Income taxes - Deferred tax provisions and benefits are calculated for certain transactions and events because of differing treatments under generally accepted accounting principles and the currently enacted tax laws of the Federal and State governments. The results of these differences on a cumulative basis, known as temporary differences, result in the recognition and measurement of deferred tax assets and liabilities in the statement of financial condition.

HAMILTON, JOHNSTON & CO., INC.
A/K/A HAMILTON & COMPANY

NOTES TO FINANCIAL STATEMENTS

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. Deferred Income Taxes

The net deferred tax asset of $26,018 in the accompanying statement of financial condition is the result of different methods used for reporting pension expense and depreciation for financial accounting and income taxes.

As of December 31, 2002, the Company has net operating loss carryforwards for federal income tax purposes of approximately $57,000 of which $3,100 expires in 2020 and $53,900 expires in 2022, unless utilized sooner. The Company also has net operating loss carryforwards for state income tax purposes of approximately $143,000 of which $85,000 expires in 2007 and $58,000 expires in 2009, unless utilized sooner.

The Company's deferred tax asset resulting from the loss carryforwards is as follows:

Net operating loss carryforwards	$ 17,800
Valuation allowance	(17,800)
Net deferred tax asset - loss carryforwards	$ -

3. Commitments

The Company had a non-cancelable operating office lease expiring in 2002.

On January 18, 2002, the Company exercised an option to extend the original lease for an additional five year period expiring July 31, 2007. The Company also executed an additional renewal option to extend the lease for another five years commencing August 1, 2007.

HAMILTON, JOHNSTON & CO., INC.
A/K/A HAMILTON & COMPANY

NOTES TO FINANCIAL STATEMENTS

The future minimum annual rental commitments under the non-cancelable lease are as follows:

Years ending December 31,

2003	$ 176,856
2004	179,884
2005	182,911
2006	185,939
2007	109,495
	$ 835,085

Total rental expense including escalations charged to operations was $170,944 for 2002.

4. **Defined Benefit Pension Plan**

The Company has a defined benefit pension plan that was adopted in 1991 and covers substantially all employees. The plan calls for benefits to be paid to eligible employees at retirement, based primarily upon years of service with the Company and compensation rates near retirement. Contributions to the plan reflect benefits attributed to employees services to date, as well as services expected to be earned in the future. Effective December 31, 2001, the Company froze the defined benefit pension plan; therefore, the plan will not accrue additional benefits for future employee services.

The following sets forth the funded status of the plan and the amounts shown in the accompanying statement of financial condition at December 31, 2002:

Benefit Obligation	$ 1,048,251
Fair Value of Plan Assets	965,261
Funded Status	$ 82,990
Accrued Benefit Cost Recognized in the Statement of Financial Condition	$ 164,747

The Company's assumptions used as of December 31, 2002 in determining the pension cost and pension liability shown above are as follows:

Weighted-average discount rate	7.00%
Weighted-average expected long-term rate of return on plan assets	7.00%
Weighted-average rate of compensation increase	0.00% (benefits are frozen)

HAMILTON, JOHNSTON & CO., INC.
A/K/A HAMILTON & COMPANY

NOTES TO FINANCIAL STATEMENTS

Benefit cost, employer contributions, and
benefits paid for 2002 are as follows:

Benefit cost	$ 2,691
Employer contributions	$ -
Benefits paid	$ 363

5. Financial Instruments with Off-Statement of Financial Condition Risk

In the normal course of business, the Company's activities may expose the Company to risk in the event brokers, dealers or clearing organizations are unable to fulfill their contractual obligations.

6. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires that aggregate indebtedness, as defined shall not exceed 1500% of net capital as defined. At December 31, 2002, the Company had net capital of $200,082 which was $183,641 in excess of the amount required to be maintained at that date and had a percentage of aggregate indebtedness to net capital of 123%.

There were no subordinated borrowings at any time during the year ended December 31, 2002.